June 5, 2006

Mail Stop 4561

Mr. Bruce M. Johnson
Chief Financial Officer
Regency Centers Corporation
121 West Forsyth Street, Suite 200
Jacksonville, FL 32202

> RE: **Regency Centers Corporation**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 10, 2006**

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant